SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                                (Amendment No. 4)

                  Under the Securities Exchange Act of 1934

                            Comstock Resources, Inc.
                                (Name of Issuer)

                                  Common Stock
                         (Title of Class of Securities)

                                    205768203
                                 (CUSIP Number)

                                Annabel M. Jones
                Assistant General Counsel - Corporate Affairs
                             Two West Second Street
                              Tulsa, Oklahoma 74103
                                 (918) 591-1006
                           (918) 591-1718 (facsimile)

  (Name, Address and Telephone Number of Person Authorized to Receive Notices
                             and Communications)

                              December 31, 2000
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240,13d-1(f) or 240.13d-1(g), check the following box. [ ]


CUSIP No.  205768203



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




1) Name of Reporting Persons I.R.S. Identification Nos. of Above Persons (entities only)

            Compression, Inc.; 73-1424038

2)    Check the Appropriate Box if a Member of a Group (See Instructions)
            (a)
            (b) X

3)   SEC Use Only

4)   Source of Funds (See Instructions)  AF

5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

6)   Citizenship or Place or Organization - Oklahoma

7) Number of Shares Beneficially Owned by Each Reporting Person with Sole Voting Power - 3,101,400

8) Number of Shares Beneficially Owned by Each Reporting Person with Shared Voting Power - -0-

9) Number of Shares Beneficially Owned by Each Reporting Person with Sole Dispositive Power - 3,101,400

10) Number of Shares Beneficially Owned by Each Reporting Person with Shared Dispositive Power - -0-

11)  Aggregate  Amount  Beneficially  Owned by Each Reporting  Person -
     3,101,400

12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]

13)  Percent of Class Represented by Amount in Row (11)- 10.78%


14)  Type of Reporting Person (See Instructions) CO



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




1) Name of Reporting Persons I.R.S. Identification Nos. of Above Persons (entities only) - C. Philip Tholen

2)    Check the Appropriate Box if a Member of a Group (See Instructions)

            (a)
            (b)  X

3)    SEC Use Only

4)    Source of Funds (See Instructions)  PF

5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

6)    Citizenship or Place or Organization - Oklahoma

7) Number of Shares Beneficially Owned by Each Reporting Person with Sole Voting Power - 10,000

8) Number of Shares Beneficially Owned by Each Reporting Person with Shared Voting Power - 3,111,400

9) Number of Shares Beneficially Owned by Each Reporting Person with Sole Dispositive Power - 10,000

10) Number of Shares Beneficially Owned by Each Reporting Person with Shared Dispositive Power - 3,111,400

11)   Aggregate Amount Beneficially Owned by Each Reporting Person - 3,111,400

12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]

13)   Percent of Class Represented by Amount in Row (11) - 10.78%

14)   Type of Reporting Person (See Instructions)  IN




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




                     Amendment to Statement on Schedule 13D

      This Amendment No. 4 to Statement on Schedule 13D (this "Amendment") amends the Statement on Schedule 13D dated September 1, 1998, as amended on September 10, 1998, September 14, 1998, and October 19, 1998 (the "Statement") of Compression, Inc., an Oklahoma corporation ("Compression") and a wholly-owned subsidiary of Samson Investment Company ("Samson"), and C. Philip Tholen, an individual ("Tholen") with respect to shares of the common stock, par value of $.50 per share (the "Common Stock") of Comstock Resources, Inc., a Nevada corporation ("Issuer"). Capitalized terms used but not defined herein are defined in the Statement and are used herein with the same meanings ascribed thereto in the Statement.

Item 3.     Source and Amount of Funds or Other Consideration

      Mr. Tholen, through the personal funds of his family limited partnership, has paid approximately $28,600 for the shares of common stock of Issuer which are beneficially owned by Mr. Tholen and are reported as acquisitions pursuant to this amendment.

Item 5.     Interest in Securities of the Issuer

     (a) See Line 11 on cover page of this Form 13D for each of Compression and Mr. Tholen.

     (b) See Lines 7 through 10 on cover page of this Form 13D for each of Compression and Mr. Tholen.

     (c) The following chart sets forth the purchases and sales of Common Stock in Issuer made by Mr. Tholen since the filing date of the last amendment. All of such purchases and sales were made in brokerage transactions through the open market. The percentage of ownership disclosed below is based on 28,765,614 outstanding shares, the number of outstanding shares in Issuer as reported in Issuer's Quarterly Report on Form 10-Q for the quarter ended September 30, 2000.

      Mr. Tholen has, since the last Amendment, purchased the following shares of Common Stock in Issuer:

                                                         Total
                                                         Shares          %
No. of Shares        Price Per Share         Date        Owned         Owned
-------------        ---------------         ----        -----         -----

      5,000               $3 5/8           11/24/98    see below     see below
      5,000               $3 1/2           11/30/98      32,600        10.78%




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





      Mr. Tholen has, since the last Amendment, sold the following shares of Common Stock in Issuer:

                                                         Total
                                                         Shares          %
No. of Shares        Price Per Share         Date        Owned         Owned
-------------        ---------------         ----        -----         -----

      5,000               $5 1/8            3/17/00      see below       -
      2,000               $5 3/16           3/20/00      see below       -
      8,000               $5 3/16           3/21/00      see below       -
      7,600               $5 1/2            3/23/00      10,000        10.78%


      (d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock.

      (e)   Not applicable.


Item 7.     Material to Be Filed as Exhibits

            Exhibit No. 7.1     Power of Attorney from C. Philip Tholen
                                (previously   filed   as   Exhibit   7.1  to
                                Schedule   13D  filed  by   Compression   on
                                September 1, 1998)

Signature.

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:   February 14, 2001

Signature  /s/ Dennis R. Neill
           --------------------



Name/Title: Dennis R. Neill
            President
            Compression, Inc.

Signature  /s/ Dennis R. Neill
           -------------------
           Dennis R. Neill as Attorney-in-Fact
           for C. Philip Tholen


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